# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Concord Acquisition Corp II, CIK 0001851959
CUSIP: 20607U108
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 477 MADISON AVENUE, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001695320

## Reporting persons
- PERISCOPE CAPITAL INC.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); shared voting power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Concord Acquisition Corp II
Address of issuer's principal executive offices: 477 MADISON AVENUE, NEW YORK, NEW YORK, 10022.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of Periscope Capital Inc. (Periscope) with respect to the shares of Class A common stock, par value $0.0001 per share (the Common Stock), of Concord Acquisition Corp II, a Delaware corporation (the Issuer).

Periscope, which is the beneficial owner of 0 shares of Common Stock, acts as investment manager of, and exercises investment discretion with respect to, certain private investment funds (each, a Periscope Fund) that collectively directly own 0 shares of Common Stock.

The filing of this statement should not be construed as an admission that Periscope is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock owned by the Periscope Funds.
Address of principal business office or, if none, residence: 333 Bay Street, Suite 1240, Toronto, Ontario, Canada M5H 2R2
Citizenship: See Row 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Non-U.S. investment adviser.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Shared power to vote or to direct the vote: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PERISCOPE CAPITAL INC.: Lisa Shostack, Lisa Shostack, General Counsel (05/09/2025)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).